HAUGE TECHNOLOGY, INC.
                 (formerly Entree Acquisition Corporation)
                          1525 3rd Street, Suite F
                        Riverside, California 92507
                                ----------


                              November 14, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Hauge Technology, Inc.
	                                (formerly Entree Acquisition
						Corporation)
                                        Registration Statement on Form 10
                                        File No. 000-54720

To the Securities and Exchange Commission:

     Hauge Technology, Inc. (formerly Entree Acquisition Corporation) (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form 10 (the
"Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                HAUGE TECHNOLOGY, INC.
	                        (formerly Entree Acquisition Corporation)


                                By: Leif J. Hauge
                                    President